UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3

HUMACYTE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

020751103

(CUSIP Number)

Thomas D. Brouillard, Jr. Fresenius Medical Care North America 920 Winter Street Waltham MA 02451-1547 781-699-9000	Copy to:	Robert A. Grauman, Esq. Fresenius Medical Care North America 920 Winter Street Waltham MA 02451-1547 646 206-2932

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020751103
1.	Names of Reporting Persons. Fresenius Medical Care Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization		New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	18,312,735
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	18,312,735
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,312,735
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.2%
14.	Type of Reporting Person CO

CUSIP No. 020751103

1.	Names of Reporting Persons. Fresenius Medical Care AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization		Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	18,312,735
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	18,312,735
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,312,735
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.2%
14.	Type of Reporting Person CO

This Amendment No. 3 amends certain items of the Schedule 13D originally filed on September 2, 2021, as previously amended by Amendment No. 1 filed on December 1, 2023 and by Amendment No. 2 filed March 7, 2024 (as so amended, the “Schedule 13D”) by Fresenius Medical Care Holdings, Inc., a New York Corporation (“FMCH”) and Fresenius Medical Care AG a German stock corporation (“FME AG”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Humacyte, Inc., a Delaware corporation, formerly known as Alpha Healthcare Acquisition Corp. (the “Issuer” or “Humacyte”). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended as set forth below:

Effective June 1, 2024, Dr. Jörg Häring assumed office as a member of the Management Board of FME AG, Global Head of Legal, Compliance and Human Resources, and Labor Relations Director.

Schedule I to this Schedule 13D in the form annexed to this Schedule 13D (Amendment No 2), setting forth information with respect to the directors and officers of FMCH, the members of the Supervisory Board of FME AG and the members of the Management Board of FME AG, is hereby amended by adding Dr. Jörg Häring to the list of members of the FME AG Management Board. Dr. Häring is a citizen of Germany.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

On the date of this Schedule 13D (Amendment No. 3), the Filing Persons are the beneficial owners of 18,312,735 shares of the Issuer’s Common Stock. On October 7, 2024, the Issur completed a public offering of 5,681,820 shares of its Common Stock, and on November 15, 2024, the Issuer completed a public offering of 2,808,988 shares of its Common Stock. The increase in the total outstanding shares of the Issuer’s Common Stock resulting from these public offerings reduced the Filing Persons’ beneficial ownership of the Issuer’s Common Stock from 15.4% of such outstanding shares, as reported in the Filing Persons’ Schedule 13D (Amendment No. 2), to 14.2% of such outstanding shares. Such percentage beneficial ownership has been calculated with respect to 128,668,484 shares of Common Stock, outstanding, consisting of 125,859,496 shares outstanding on November 1, 2024, as shown on the cover page of the Issuer’s Report on Form 10-Q filed November 8, 2024 and 2,808,988 shares of Common Stock issued in the Issuer’ public offering on November 15, 2024. Such calculation excludes 5,681,820 shares underlying presently exercisable warrants to purchase Common Stock issued in the October public offering and 2,808,988 shares underlying presently exercisable warrants to purchase Common Stock issued in the November public offering.

The change in the Filing Persons’ percentage beneficial ownership reported in this Schedule 13D (Amendment No. 3) resulted solely from the increase in the number of outstanding shares of Common Stock in the Issuer’s public offerings. Neither of the Filing Persons has disposed of or acquired any shares of the Issuer’s Common Stock subsequent to the filing of the initial Schedule 13D in September 2021.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2024

FRESENIUS MEDICAL CARE HOLDINGS, INC.

By:	/s/ Bryan Mello
Name:	Bryan Mello
Title:	Vice President and Assistant Treasurer

FRESENIUS MEDICAL CARE AG

By:	/s/ Franklin W. Maddox
Name:	Franklin W. Maddux
Title:	Member of the Board of Management and Global Chief Medical Officer

By:	/s/ Jörg Häring
Name:	Dr. Jörg Häring
Title:	Member of the Board of Management responsible for Legal, Compliance & Human Resources